KURRANT MOBILE CATERING INC.

January 18, 2011

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Attn: Effie Simpson
         Staff Attorney

         Linda Cvrkel
         Branch Chief

Re:  Kurrant Mobile Catering, Inc.
        Form 10-K for Year Ended November 30, 2009
        File No. 0-53011

To Whom It May Concern:

On behalf of Kurrant Mobile Catering, Inc., a Colorado corporation (the “Company”), we submit the following response which corresponds to the numerical comment contained in the Securities and Exchange Commission letter dated January 7, 2011 (the “SEC Letter”) regarding Form 10-K for fiscal year ended November 30, 2010 (the “Annual Report”).

Form 10-Q for the period ended August 31, 2010
Note 1. Summary of Significant Accounting Policies
Organization, Ownership and Business

1.  Please be advised that Pierre Turgeon was the sole officer and director of Transit Publishing Inc. (“TPI”) and thus had the sole power and authority to make corporate and operational decisions on behalf of TPI and sole voting control. Mr. Turgeon also had a verbal agreement with Robert Brouillette that Mr. Turgeon would be the sole individual with responsibility and authority to make operational and corporate decisions on behalf TPI.

Securities and Exchange Commission
Page Two
January 18, 2011

We have attached email correspondence dated October 7, 2010 from Robert Brouillette addressed to John Lehman at GBH CPAs, PC, the Company’s auditors, regarding this issue. The correspondence reflects that Mr. Brouillette is in agreement with statements made by Mr. Turgeon regarding control of TPI and that sole power and authority decision making for TPI is vested in Mr. Turgeon based upon verbal agreement between the two individuals. There are no further terms regarding their agreement concerning the sole authority and power of Mr. Turgeon to make any and all decisions regarding TPI. Mr. Brouillette is not an officer or director of TPI nor does he have any actual or implied authority to sign on behalf of TPI. Moreover, effective May 20, 2010, the Company entered into a share exchange agreement with Mr. Turgeon pursuant to which the Company acquired fifty percent (50%) of the total issued and outstanding shares of common stock of TPI held of record by Mr. Turgeon. Thus, as of the date of this letter, Mr. Turgeon’s equity ownership interest in TPI is approximately 50% and Mr. Brouillette’s equity ownership interest in TPI is approximately 50%. There are no other shareholders of TPI.

Please be advised that the Company intends to provide this disclosure in future filings to explain the nature of control of TPI to investors.

Sincerely,

KURRANT MOBILE CATERING INC.

BY:	/s/Pierre Turgeon
Pierre Turgeon

Decision making at Transit

Boîte de réception x

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Pierre Turgeon à jlehman, Robert	afficher les détails 06/10/10

Dear John

This is to confirm that i am the only officer of the company transit and through a verbal agreement with RobertBrouillette, I am the only one deciding what projects we produce.

Also you can Google cidreq to get thé URL of the Québec gouvernement and enter transit publishing under Neq . You Will see all our details there.

Best

Pierre Turgeon
Envoyé de mon iPad

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John Lehman à moi, Robert	afficher les détails 06/10/10
Robert,

Please confirm that you concur with Pierre’s email.

Sincerely,
John Lehman

From: Pierre Turgeon [mailto:turgeon.pierre@gmail.com]
Sent: Wednesday, October 06, 2010 7:04 PM
To: John Lehman
Cc: Robert Brouillette
Subject: Decision making at Transit
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Robert Brouillette à John, moi	afficher les détails 07/10/10

Dear John,

I confirm that Pierre's email describes the current situation.

Best regards.
Robert Brouillette
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Me RobertBrouillette, ing.

LinkedIn profile
Direct Tél.: (514) 397-6900
Fax : (514) 395-8554
rb@brouillette.ca

BROUILLETTE & ASSOCIÉS/PARTNERS ,s.e.n.c.r.l/LLP Avocats/Lawyers
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